

February 1, 2012

<u>Via E-mail</u>
Mr. Soren Holmstrom Degn
Chief Financial Officer
LiqTech International, Inc.
Industriparken 22C
2750 Ballerup, Denmark

> **Re:** **LiqTech International, Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed January 27, 2012**
> **File No. 333-178837**

Dear Mr. Degn:

We reviewed the filing and have the comments below.

<u>Summary Compensation Table, page 50</u>

1. We note that you have deleted the compensation data for 2009. You are required to include information for 2009 because that information previously was required to be provided in response to a Commission filing requirement. <u>See</u> Instruction 1 to Item 402(n) of Regulation S-K, and revise.

<u>Exhibit Index</u>

2. Delete the words "Form of" from the description of exhibit 5.1.

<u>Closing</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information that the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.
- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the registered securities.

You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 with any questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
        Kenneth Koch, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        666 Third Avenue
        New York, NY 10017